As filed with the Securities and Exchange Commission on July 21, 2006

Registration No. 333-125920

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective

Amendment No. 1 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

iSHARES® SILVER TRUST

SPONSORED BY BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

New York	6189	13-7474456
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Barclays Global Investors International Inc.

45 Fremont Street

San Francisco, CA 94105

Attn: BGI’s Product Management Team, Intermediary Investors and Exchange-Traded Products Department

(415) 597-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Barclays Global Investors International Inc.

45 Fremont Street

San Francisco, CA 94105

Attn: BGI’s Product Management Team, Intermediary Investors and Exchange-Traded Products Department

(415) 597-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Yeres, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019	Ira Shapiro, Esq. Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	Sara Hanks Clifford Chance US LLP 2001 K Street, NW Washington, DC 20006

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per iShare(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
iShares	1,700,000	$109.145	$185,546,500	$19,853.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The price per share used to calculate the proposed maximum offering price per share is $109.145, the average of the high and low prices reported in the consolidated reporting system as of July 19, 2006.

This Post-Effective amendment No. 1 shall become effective upon filing with the Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective amendment No. 1 is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to register additional securities in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth in the Calculation of Registration Fee table contained in the Registration Statement originally filed on June 17, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, California, on July 19, 2006.

Barclays Global Investors International Inc. sponsor of the iShares Silver Trust

By:	/s/ LEE KRANEFUSS**
Lee Kranefuss Chief Executive Officer – President

By:	/s/ MICHAEL A. LATHAM
Michael A. Latham Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Capacity	Date

/s/ LEE KRANEFUSS** Lee Kranefuss	Director, Chief Executive Officer, President	July 19, 2006

/s/ MICHAEL A. LATHAM Michael A. Latham	Director, Chief Financial Officer	July 19, 2006

*	The Registrant will be a trust and the persons are signing in their capacities as officers or directors of Barclays Global Investors International Inc., the sponsor of the Registrant.
**	By Michael A. Latham, Attorney-in-Fact.

II-5

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Distribution Agreement*

4.1	Form of Depositary Trust Agreement*

4.2	Form of Authorized Participant Agreement*

5.1	Opinion of Clifford Chance US LLP as to legality*

8.1	Opinion of Clifford Chance US LLP as to tax matters*

10.1	Form of Custodian Agreement*

10.2	Form of Sub-license Agreement*

23.1	Consent of PricewaterhouseCoopers*

23.2	Consents of Clifford Chance US LLP are included in Exhibits 5.1 and 8.1

24.1	Powers of attorney are included on the signature page to pre-effective amendment number 1 to this registration statement.

99.1	Opinion of Clifford Chance Limited Liability Partnership*

*	Previously filed.